SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

BP Midstream Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

0556EL 109
(CUSIP Number)

Yevgeniy V. Nikulin
501 Westlake Park Boulevard
Houston, Texas 77079
Tel: (281) 366-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	NAME OF REPORTING PERSON BP Midstream Partners Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY OO
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,763,074 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 103,763,074 units*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,763,074 units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%**
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

*	Consists of 103,763,074 common units representing limited partner interests in BP Midstream Partners LP. BP Midstream Partners Holdings LLC may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through its controlling interest in BP Midstream Partners GP LLC.
**	Based on a total of 104,813,074 common units outstanding as of April 5, 2022.

13D

1	NAME OF REPORTING PERSON Amoco Pipeline Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY OO
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,050,000 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,050,000 units
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000 units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on a total of 104,813,074 common units outstanding as of April 5, 2022.

13D

1	NAME OF REPORTING PERSON BP Pipelines (North America) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY OO
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maine
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,813,074 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 104,813,074 units*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,813,074 units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Consists of 104,813,074 common units representing limited partner interests in the BP Midstream Partners LP, held of record by BP Midstream Partners Holdings LLC, a wholly owned subsidiary of BP Pipelines (North America) Inc., and Amoco Pipeline Holding Company, a wholly owned subsidiary of BP Pipelines (North America) Inc. BP Pipelines (North America) Inc. may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through BP Midstream Partners Holdings LLC’s controlling interest in the BP Midstream Partners GP LLC.
**	Based on a total of 104,813,074 common units outstanding as of April 5, 2022.

Explanatory Note
This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) by BP Pipelines (North America) Inc. (“BP Pipelines”), BP Midstream Partners Holdings LLC (“BP Holdco”) and Amoco Pipeline Holding Company (“APHC” and, together with BP Pipelines and BP Holdco, the “Reporting Persons”) amends and supplements the Schedule 13D filed on December 21, 2021 by BP Pipelines and BP Holdco, as amended by Amendment No. 1 to the Schedule 13D filed on November 28, 2017, Amendment No. 2 to the Schedule 13D filed on February 12, 2021, Amendment No. 3 to the Schedule 13D filed on August 5, 2021 and Amendment No. 4 to the Schedule 13D filed on December 21, 2021 (as amended, the “Schedule 13D”) with respect to the common units representing limited partner interests (the “Common Units”) of BP Midstream Partners LP (the “Issuer”). The Schedule 13D shall not be modified except as specifically provided herein.

Item 1.    Security and Issuer
No changes to this Item.
Item 2.    Identity and Background
Item 2 is hereby amended and restated as follows:
(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit A by and among the Reporting Persons.

(b) The business address of the Reporting Persons and the Covered Individuals (as defined below) is 501 Westlake Park Boulevard, Houston, Texas 77079.

(c) The principal business of the Reporting Persons is the ownership and operation, directly or indirectly, of pipelines and other assets supporting midstream operations, and the investment in interests in the Partnership.

BP Pipelines is a Maine corporation. The name and present principal occupation of each executive officer and director of BP Pipelines (the “BP Pipelines Covered Individuals”) are set forth on Schedule I to this Schedule 13D, which is incorporated herein by reference. BP Pipelines is the direct sole member of BP Holdco.

BP Holdco is a Delaware limited liability company and wholly owned subsidiary of BP Pipelines. The name and present principal occupation of each executive officer of BP Holdco (the “BP Holdco Covered Individuals”) are set forth on Schedule I to this Schedule 13D, which is incorporated herein by reference.

APHC is a Delaware corporation and wholly owned subsidiary of BP Pipelines. The name and present principal occupation of each executive officer of APHC (the “APHC Covered Individuals”) are set forth on Schedule I to this Schedule 13D, which is incorporated herein by reference.

The BP Pipelines Covered Individuals, BP Holdco Covered Individuals and APHC Covered Individuals are collectively referred to as the “Covered Individuals.”

(d) – (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the Covered Individuals, required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following paragraph:
Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment No. 5 (which Item 4 is incorporated herein by reference) consisted of American Depositary Shares of BP p.l.c. (“BP ADSs”), as described in Item 4.
Item 4.    Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

Closing

On April 5, 2022, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing and surviving as an indirect wholly owned subsidiary of BP Holdco. Pursuant to the terms of the Merger Agreement, (i) each outstanding Common Unit (other than Common Units owned by BP and its subsidiaries, including the Reporting Persons) was canceled and ceased to exist in consideration of the right to receive 0.575 BP ADSs (the “Merger Consideration” and such ratio, the “Exchange Ratio”) and (ii) any awards issued under a Partnership LTIP Award outstanding immediately prior to April 5, 2022 ceased to relate to or represent any right to receive Common Units and was converted into the right to receive the Merger Consideration, except that the number of the BP ADSs issued shall be equal to the number of Common Units subject to the corresponding Partnership LTIP Award multiplied by the Exchange Ratio, rounded up to the nearest whole unit. The interests in the Issuer owned by BP and its subsidiaries remained outstanding as limited partner interests in the surviving entity. The General Partner continued to own the non-economic general partner interest in the surviving entity.

As a result of the Merger, the Reporting Persons collectively are the beneficial owners of all of the Common Units of the Issuer.

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Common Units ceased to be listed on the New York Stock Exchange (the “NYSE”), and the NYSE has filed a Form 25 notification of Removal from Listing and/or Registration to delist and deregister the Common Units under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Issuer intends to file a certification on Form 15 under the Exchange Act with the SEC requesting the deregistration of its Common Units under Section 12(g) of the Exchange Act and the suspension of its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Prior to the consummation of the transactions contemplated by the Merger Agreement, BP Holdco distributed 1,050,000 Common Units to Pipelines and Pipelines contributed such Common Units to APHC.
Item 5.    Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) See rows (11) and (13) of the cover pages to this Amendment No. 5 for the aggregate number of Common Units and percentages of Common Units beneficially owned by each of the Reporting Persons, which information is incorporated herein by reference.
(b) See rows (7) through (10) of the cover pages to this Amendment No. 5 for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.
(c) Other than as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons or the Covered Individuals has effected any transactions in the Common Units.
(d) None.
(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.
Item 7.    Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented as follows:

Exhibit A     Joint Filing Statement (filed herewith).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 5, 2022	BP PIPELINES (NORTH AMERICA) INC.

	By:	/s/ Mayrena Castillo
	Name:	Mayrena Castillo
	Title:	President

BP MIDSTREAM PARTNERS HOLDINGS LLC

	By:	/s/ Hiten Mehta
	Name:	Hiten Mehta
	Title:	Authorized Person

AMOCO PIPELINE HOLDING COMPANY

	By:	/s/ Susan Baur
	Name:	Susan Baur
	Title:	Vice President

SCHEDULE I

The name and business address of each of the executive officers of BP Midstream Partners Holdings LLC, each of the executive officers and directors of BP Pipelines (North America) Inc. and each of the executive officers and directors of Amoco Pipeline Holding Company are set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, BP Midstream Partners Holdings LLC, BP Pipelines (North America) Inc.) or Amoco Pipeline Holding Company.

Officers of BP Midstream Partners Holdings LLC

Mayrena Castillo
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: President of BP Midstream Partners Holdings LLC, President and Director of BP Pipelines (North America) Inc., and President of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Nicholas Burgin
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President & General Tax Officer of BP Midstream Partners Holdings LLC, Vice President & General Tax Officer of BP Pipelines (North America) Inc., and Vice President & General Tax Officer of Amoco Pipeline Holding Company
Citizenship: British
Amount Beneficially Owned: 0 common units

Susan Baur
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, Vice President and Director of BP Pipelines (North America) Inc., and Vice President and Director of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

John D’Andrea
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, Vice President of BP Pipelines (North America) Inc., and Vice President of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Gordon B. Ferguson
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

David A. Kurt
30 South Wacker Drive, Chicago, IL 60606
Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, Vice President of BP Pipelines (North America) Inc., and Vice President of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Thu Dang
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Treasurer of BP Midstream Partners Holdings LLC, Treasurer of BP Pipelines (North America) Inc., and Treasurer of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Nike Thorpe
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Secretary of BP Midstream Partners Holdings LLC, Secretary of BP Pipelines (North America) Inc., and Secretary of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Carol Clenney
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, Tax Officer of BP Pipelines (North America) Inc., and Tax Officer of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Mark Hennen
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, Tax Officer of BP Pipelines (North America) Inc., and Tax Officer and Director of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Rita Pop
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, Tax Officer of BP Pipelines (North America) Inc., and Tax Officer of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Joletta D. Martin
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Assistant Treasurer of BP Midstream Partners Holdings LLC, Assistant Treasurer of BP Pipelines (North America) Inc., and Assistant Treasurer of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Xin Wang
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Assistant Treasurer of BP Midstream Partners Holdings LLC, Assistant Treasurer of BP Pipelines (North America) Inc., and Assistant Treasurer of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Officers of BP Pipelines (North America) Inc.
Mayrena Castillo
(see above)

Derek Rush
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President & Chief Financial Officer and Director of BP Pipelines (North America) Inc., and Vice President of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Nicholas Burgin
(see above)

Susan Baur
(see above)

John D’Andrea
(see above)

Gordon B. Ferguson
(see above)

David A. Kurt
(see above)

Joseph Sontchi
201 Helios Way, Houston, Texas 77079
Principal Occupation: Vice President of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Tom Halaska
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Thu Dang
(see above)

Becky M. Smilak
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Controller of BP Pipelines (North America) Inc., and Controller of Amoco Pipeline Holding Company
Citizenship: USA
Amount Beneficially Owned: 0 common units

Mark Hennen
(see above)

Tina B. Kirby
201 Helios Way, Houston, Texas 77079
Principal Occupation: Tax Officer of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Rita Pop
(see above)

Nike Thorpe
(see above)

Carol Clenney
(see above)

Joletta D. Martin
(see above)

Xin Wang
(see above)
Directors of BP Pipelines (North America) Inc.

Mayrena Castillo
(see above)

Susan Baur
(see above)

Derek Rush
(see above)

Officers of Amoco Pipeline Holding Company

Becky M. Smilak
(see above)

Carol Clenney
(see above)

David A. Kurt
(see above)

Derek Rush
(see above)

John D’Andrea
(see above)

Joletta D. Martin
(see above)

Mark Hennen
(see above)

Mayrena Castillo
(see above)

Nicholas Burgin
(see above)

Nike Thorpe
(see above)

Rita Pop
(see above)

Susan Baur
(see above)

Thu Dang
(see above)

Xin Wang
(see above)

Directors of Amoco Pipeline Holding Company

Mark Hennen
(see above)

Susan Baur
(see above)

EXHIBIT A

Joint Filing Statement
We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: April 5, 2022	BP PIPELINES (NORTH AMERICA) INC.

	By:	/s/ Mayrena Castillo
	Name:	Mayrena Castillo
	Title:	President

BP MIDSTREAM PARTNERS HOLDINGS LLC

	By:	/s/ Hiten Mehta
	Name:	Hiten Mehta
	Title:	Authorized Person

AMOCO PIPELINE HOLDING COMPANY

	By:	/s/ Susan Baur
	Name:	Susan Baur
	Title:	Vice President